

HEALTHCARE
LIMITED



08002444

Monday, 5 May ?

Office of International Corporate Finance
Mail Stop 3 - 9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sonic Healthcare Limited - Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Sonic Healthcare Limited, a public company incorporated in Australia ("Sonic
Healthcare"), hereby furnishes this letter, with exhibits hereto, to the Securities and
Exchange Commission (the "Commission"), in order to maintain its exemption from
Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act") afforded
to foreign private issuers by Rule 2g3 - 2(b) thereunder.

Set forth on Schedule I attached hereto is a list furnished pursuant to Rule 12g3 - 2(b) (1)
(iii) under the Exchange Act of the information that, during the months of March and
April 2008, Sonic Healthcare Limited:

(i) has made public pursuant to the laws of Australia;

(ii) has filed with the Australian Stock Exchange and which was made public by the
Australian Stock Exchange; or

(iii) has distributed to the holders of its securities.

Pursuant to Rule 12g3 - 2(b) (iii) under the Exchange Act, Sonic Healthcare is
enclosing one copy of each of the documents listed on Schedule I.

This information is being furnished on behalf of Sonic Healthcare under paragraph (b)
(iii) of Rule 12g3 - 2(b), with the understanding that such information and documents will
not be deemed "filed" with the Commission or otherwise subject to the liabilities of
Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such
documents and information shall constitute an admission for any purpose that Sonic
Healthcare is subject to the Exchange Act.

Yours faithfully

Paul Alexander
Company Secretary

Enclosures

TABLE OF CONTENTS

NOTIFICATIONS TO THE AUSTRALIAN SECURITIES AND INVESTMENT COMMISSION	
DATE	**DOCUMENT**
04/22/2008	Issue of shares

ANNOUNCEMENTS TO THE AUSTRALIAN STOCK EXCHANGE	
DATE	**ANNOUNCEMENT**
04/22/2008	Appendix 3B
04/16/2008	Announcement re Discussions with IPN
04/10/2008	Sonic Healthcare UK Tender Announcement

Form 484
Corporations Act 2001

Change to company details

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Refer to guide for information about corporate key

Company name

SONIC HEALTHCARE LIMITED

ACN/ABN

004 196 909

Corporate key

18838388

Lodgement details

Who should ASIC contact if there is a query about this form?

Name

KIRSTEN HANLY

ASIC registered agent number (if applicable)

Telephone number

(02) 9855 5334

Postal address

14 GIFFNOCK AVENUE, MACQUARIE PARK, NSW 2113

Total number of pages including this cover sheet

6

Please provide an estimate of the time taken to complete this form.

[   ] hrs   [5] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name

PAUL ALEXANDER

Capacity

☐ Director

☒ Company secretary

Signature

Date signed

[2][2] / [ ][7] / [0][8]
[D D]   [M M]   [Y Y]

Lodgement

Send completed and signed forms to:

Australian Securities & Investments Commission, PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone   03 5177 3988
Email   info.enquiries@asic.gov.au
Web   www.asic.gov.au/easylodge

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

		C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
☐	**Issue of shares** Proprietary company	Not required	✓	✓	✓
	Public company				
☐	if in response to the Annual company statement	Not required	✓	✓	✓
☒	if not in response to the Annual company statement	Not required	✓	Not required	Not required
☐	**Cancellation of shares** Proprietary company	✓	Not required	✓	✓
	Public company				
☐	if in response to the Annual company statement	✓	Not required	✓	✓
☐	if not in response to the Annual company statement	✓	Not required	Not required	Not required
☐	**Transfer of shares** Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐	**Changes to amounts paid** Proprietary company	Not required	Not required	✓	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	✓	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required
☐	**Changes to beneficial ownership** Proprietary company	Not required	Not required	Not required	✓
	Public company				
☐	if in response to the Annual company statement	Not required	Not required	Not required	✓
☐	if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - **S.254J**

☐ Redeemed out of profits

☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - **S.256A - S.256E**

☐ Single shareholder company

☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - **ss.257H(3)**

☐ Minimum holding buy-back by listed company

☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - **S.258D**

Shares returned to a public company - **ss.258E(2) & (3)**

☐ Under section 651C, 724(2), 737 or 738

☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D]   [M M]   [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	25,000	$9.56	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

2 2 / 0 4 / 0 8
[D D]   [M M]   [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes   if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No   if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D]   [M M]   [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D]   [M M]   [Y   Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D]   [M M]   [Y   Y]

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name
[   ]

Given names
[   ]

OR

☐ Company name
[   ]

ACN/ARBN/ABN
[   ]

Office, unit, level, or PO Box number
[   ]

Street number and Street name
[   ]

Suburb/City
[   ]

State/Territory
[   ]

Postcode
[   ]

Country (if not Australia)
[   ]

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D]   [M M]   [Y   Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D]   [M M]   [Y   Y]

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

4	Do the $^+$securities rank equally in all respects from the date of allotment with an existing $^+$class of quoted $^+$securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES

5	Issue price or consideration	25,000 @ $9.56

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS

7	Dates of entering $^+$securities into uncertificated holdings or despatch of certificates	22 APRIL 2008

8	Number and $^+$class of all $^+$securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	$^+$Class
		333,502,281	Ordinary

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options Expiring on:
	87,000	19.12.2008 @ $7.57
	3,000,000	31.08.2009 @ $6.75
	1,540,000	26.11.2009 @ $7.50
	227,500	23.07.2009 @ $9.56
	10,000	23.07.2009 @ $9.51
	1,540,000	22.08.2010 @ $7.50
	40,000	24.05.2011 @ $12.69
	1,540,000	22.08.2011 @ $7.50
	1,200,000	15.09.2011 @ $13.10
	1,400,000	30.09.2011 @ $13.10
	300,000	30.09.2012 @ $13.10
	300,000	30.09.2013 @ $13.10
	1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
	500,000	13.06.2012 @ $13.00
	1,540,000	24.08.2012 @ $7.50
	1,000,000	03.08.2012 @ $14.16

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as existing.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18	Names of countries in which the entity has ⁺security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	N/A

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements *in full* through a broker?	N/A

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
    (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

> Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
        1 - 1,000
        1,001 - 5,000
        5,001 - 10,000
        10,001 - 100,000
        100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which
      +quotation is sought

39   Class of +securities for which
      quotation is sought

40   Do the +securities rank equally in all
      respects from the date of allotment
      with an existing +class of quoted
      +securities?

      If the additional securities do not
      rank equally, please state:
      • the date from which they do
      • the extent to which they
        participate for the next dividend,
        (in the case of a trust,
        distribution) or interest payment
      • the extent to which they do not
        rank equally, other than in
        relation to the next dividend,
        distribution or interest payment

41   Reason for request for quotation
      now

      Example: In the case of restricted securities, end of
      restriction period

      (if issued upon conversion of
      another security, clearly identify that
      other security)

42   Number and +class of all +securities
      quoted on ASX (*including* the
      securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 APRIL 2008
              Company secretary

Print name: ...Paul Alexander...

== == == == ==



16 April 2008

SONIC HEALTHCARE CONFIRMS DISCUSSIONS WITH IPN

Sonic Healthcare Limited (**SHL**) has approached the independent Directors of Independent Practitioner Network Limited (**IPN**) to outline an indicative, conditional, non-binding proposal to increase its 71.5% holding in IPN to 100%.

The essential elements of the proposal include the following:

- IPN shareholders (other than SHL) to receive 25 cents per share; and

- SHL to acquire, by way of scheme of arrangement, all of the shares in IPN it does not currently own.

Any such proposal will be subject to a number of conditions, including ultimately receiving the unanimous recommendation of IPN's independent Directors and the signing of a mutually acceptable merger implementation agreement between the parties, with appropriate conditions precedent.

SHL's nominees to the IPN Board will stand aside from consideration of the proposal on behalf of IPN.

This announcement does not constitute an offer. There can be no assurance that the indicative proposal will lead to any formal offer.

For further information contact:

Paul Alexander
Company Secretary
Ph: +61 2 9855 5404




SONIC
HEALTHCARE
LIMITED

Thursday, April 10, 2008

SONIC HEALTHCARE/THE DOCTORS LABORATORY
UK TENDER FOR PATHOLOGY SERVICES

Sonic Healthcare is pleased to release the following announcement concerning its wholly-owned UK subsidiary, The Doctors Laboratory (TDL).

In August 2006 the Bedford Hospital NHS Trust, East & North Hertfordshire NHS Trust and West Hertfordshire Hospitals NHS Trusts issued a Pathology Tender Descriptive Document to provide a modern and responsive pathology service to five NHS hospitals and three Primary Care Trusts, geographically located in an area about twenty five miles north of London. This is the largest NHS pathology services contract to be tendered to date in the UK which seeks to develop an innovative service model that separates rapid response and core laboratory requirements, to provide a modern, sustainable and clinically led service over a 10-year contractual arrangement.

Over 10 national and international suppliers responded to this tender, and a shortlist of bidders was selected to go forward to a Competitive Dialogue process. In response to this Tender, the Trusts have recently issued a communication note naming The Doctors Laboratory/Sonic Healthcare as the only bidder to go forward to the next stage.

The next stage of the process includes further discussion on:

- Pathology Service Agreements for each Trust and the three PCTs
- Financial closure
- Service model requirements across all pathology disciplines
- Corporate structure for the joint venture
- Information Management & Technology solution
- Workforce requirements

Sonic Healthcare wishes to note that this announcement indicates an interim position, with further discussions with the NHS Trusts and other parties to follow. If these discussions are completed successfully, contractual and financial close is expected in September 2008.

The Doctors Laboratory and Sonic Healthcare are pleased to have the opportunity to continue their tradition of working closely with the NHS in the delivery of pathology services in the UK.

For further information contact:

Dr Colin Goldschmidt
CEO & Managing Director
Ph: +61 2 9855 5333

Chris Wilks
Finance Director
Ph: + 61 29855 5404

SONIC HEALTHCARE LIMITED ABN 24 004 196 909 • 14 GIFFNOCK AVENUE • MACQUARIE PARK • NSW 2113 • AUSTRALIA
LOCKED BAG 145 • NORTH RYDE • NSW 1670 • TELEPHONE+61 2 9855 5444 • FACSIMILE +61 2 9878 5066



END